LETTERHEAD OF ANDREWS KURTH LLP

                                                               Andrews Kurth LLP
                                                               1717 Main Street,
                                                                      Suite 3700
                                                             Dallas, Texas 75201
                                                                 Ronald L. Brown
                                                             214.659.4469 Direct
                                                                214.651.4819 Fax
                                                       ronbrown@andrewskurth.com


                                December 12, 2008



Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

         Attention:        Mr. Larry Spirgel
                           Mail Stop 3720

        Re:       China Voice Holding Corp.
                  Registration Statement on Form 10-12G
                  Filed October 29, 2008
                  File No. 000-53366

Dear Mr. Spirgel:

         We are filing today Amendment No. Two to the referenced Form 10 for the Company and are responding to each of your comments in your letter dated December 5, 2008 as discussed below.

         We are also sending courtesy copies of the Form 10, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version or the Edgar version. Each of your comments is re-written below followed by the Company's response.

Item 1. Business, Page 1
------------------------

Company Overview, page 1
------------------------

1. We note your revised disclosure on page six providing a breakdown of revenues by segment and country. However, we still believe you should revise your Overview on page one to clearly disclose at the beginning of this section that substantially all of your revenues have been

Mr. Larry Spirgel
December 12, 2008
Page 2

         generated by your U. S. operations to date and that Chinese operations have only generated nominal revenues. Additionally, you should clearly disclose here that your calling card distribution business generates the substantial majority of your revenues.

         Disclosure has been added in the Company overview.

Foreign. Companies, page 3
--------------------------

2. We note your response to comment two in our letter dated November 14, 2008. However, you have not explained to us why you do not believe you are required to file the material agreements, other than the Technology Agreement which appears to be filed, establishing your control of Candidsoft as exhibits to your registration statement. Please provide this explanation in your response letter or file the agreements as exhibits.

         The acquisition agreement was filed as Exhibit 2.3.1. The Trust Agreement has been added as Exhibit 2.3.3.

3. We note your statement in footnote (1) to the organizational chart that Mr. Chun U Xing retained ownership of record in Candidsoft. We also note in paragraph 1 of footnote (1) that you are holding 100% of the stock certificates of Candidsoft endorsed in blank. Based on this disclosure, it appears that you do not own an equity interest in Candidsoft. Please clearly disclose that neither you nor Voium Technologies own any record equity interest in Candidsoft, but instead you control and derive benefits from Candidsoft only through contractual arrangements. Also include risk factor disclosure regarding the Chinese regulations that require this operating structure and highlighting the risks, challenges, and uncertainties related to this operating structure.

         Disclosure has been added after the chart, as well as an additional risk factor.

Products and Services, page 4
-----------------------------

Telecommunications Services, page 5
-----------------------------------

4. We note your response to comment three in our letter dated November 14, 2008. Although your revised disclosure describes the Network Operations Center, the nature and scope of your network is still unclear to us. Please provide more detailed, disclosure about the nature and scope of your network and explain how the network enables you to provide and sell the VoIP wholesale termination services of this segment.

         More detailed disclosure has been added.

Mr. Larry Spirgel
December 12, 2008
Page 3


Customers and Certain Contracts. page 9
---------------------------------------

5. Please disclose the amount of revenues you have generated in recent periods, as a percentage of your total revenues, from the listed Chinese government customers in the aggregate.

         Because the amounts for each are not yet material, an aggregate figure has been added.

6. Please add risk factor disclosure regarding the fact that most of your government contracts in China are cancelable by the government customers. Also clarify whether or not your agreement with China Netcom is cancelable by China Netcom.

         Language has been added.

Future Prospective Operations. page 11
--------------------------------------

7. Please disclose, as you do on page eight and nine, that you do not expect to commit resources to your Essential Software Security and WRIO technologies until the second half of 2009.

         Such disclosure has been added.

Item IA. Risk Factors, page 12
------------------------------

Termination of relationships with key suppliers...page 15
---------------------------------------------------------

8. Please expand this risk factor to discuss the term and termination provisions of the Prepaid Power Distribution contract, Additionally, since Prepaid Power Distribution accounted for 37% of total revenues in fiscal 2008, please explain to us why you disclose in Note 11 to your financial statements that you did not have any customers that accounted for greater than ten percent of your revenues. Finally, we note that you have not included the exhibits to your agreement with Prepaid Power Distribution as filed as Exhibit 10.6 to the registration statement. Please re-file this agreement with all exhibits and other attachments.

         We have revised Note 11 and the risk factor disclosure. Although the Prepaid contract refers to Exhibits, such Exhibits were never attached because of their volume and changing nature.

Item 2.  Financial Information, page 24
---------------------------------------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations, page 24
-------------------

Comparisons by Period, page 26
------------------------------

Mr. Larry Spirgel
December 12, 2008
Page 4


Years Ended June 30, 2008 and 2007, page 28
-------------------------------------------

Quarters Ended September 30, 2008 and 2007, page 28
---------------------------------------------------

9. Please provide more detailed disclosure about the specific drivers of revenue growth during the past year and most recent quarter in your calling card distribution segment, your telecommunications service segment, and your advanced hardware distribution segment. Identify and quantify the material factors, such as increases in volume and/or pricing of products or services sold, introduction of new products or services, entrance into new markets., establishment of new distribution channels, or otherwise, that contributed to such growth.

         Additional information is provided.

Liquidity and Cash Resources, page 28
-------------------------------------

10. Please discuss in more detail the assumptions underlying your projections for increased sales and operating profits in the business segments identified on page 29. Also explain the specific reasons why you believe it is reasonable to make such assumptions.

         Additional information has been provided.

11. We note that the company projects it will need to raise an additional $600,000 to continue operating at current levels. Please disclose when you believe you will need to raise this money in order to continue operating. Also discuss the status of your efforts to raise this financing.

         Additional information has been provided.

Item 7. Certain Relationships and Director Independence, page 38
----------------------------------------------------------------

Related Party Notes, page 39
----------------------------

12. Disclose, or cross-reference your Item 10 disclosure of, the issuances of shares to your CEO pursuant to an earn-out agreement at various times in the last two years and interim period.

         Disclosure has been added.

Mr. Larry Spirgel
December 12, 2008
Page 5


Preferred Stock, page 39
------------------------

13. We note from your interim financial statements that you paid $454,000 to an affiliated entity on September 30, 2008 to redeem preferred stock. Please disclose this payment or explain to us why disclosure is not required pursuant to Regulation S-K Item 404(d).

         This redemption was added under the caption "Preferred Stock".

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

14. We note your response to comment 23 in our letter dated November 14, 2008. Based on your response, it appears that the majority of your assets, including your corporate office, and revenues are in the United States. Therefore, it appears to us that you should revise the filing to have an auditor licensed in the United States to re-audit your financial statements.

         The Company maintains that it is permitted to use Cheung & Co. as its auditors. Cheung & Co. conducted a very thorough job in completing the audits for 2007 and 2008, including sending a six person staff to Florida and California for field work and auditing of financial statements. They also conducted field work in the Company's Beijing offices. Regarding the Company's mix of business in the United States and China, the attached schedule shows the percentage of assets, historical revenues, projected revenues and projected contributions to overhead from our operations in China.

Note 1.  Revenue Recognition, page F-17
-------  ------------------------------

15. We note your response to prior comments 26 and 27. You state that you are "responsible for the fulfillment" in the arrangement. Please:

          o    Tell us what you mean by this statement.

         "Responsible for Fulfillment" means having responsibility to deliver a functioning pre-paid card to the customer.

          o Tell us who is obligated to provide the actual telecommunications services underlying the calling cards.

         Third Party Carriers which have sponsored the cards are responsible to deliver the actual Telecommunications Service.

          o Also, tell us whether you have any further obligations, including the right of return, related to prepaid calling cards and prepaid cellular products after the title is passed at the time of shipment or delivery. If so, tell us the nature of your obligations.

Mr. Larry Spirgel
December 12, 2008
Page 6

         The Company has no further obligation after title has passed at the time of shipment and delivery, except for replacement of any defective card.

Consolidated Balance Sheets, page F40
-------------------------------------

16. Please revise to delete the debit minority interest balance under paragraph 15 of ARB 51.

         The balance sheet has been revised.

         Finally, we advise you on behalf of the Company that:

         (i) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

         (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (iii) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please  contact  the  undersigned  with  your  further   questions  and
comments.


                                                         Sincerely,

                                                         /s/ Ronald L. Brown

                                                         Ronald L. Brown




                                                                CHVC
                                                    Business and Assets in China

                                                         China
Assets                                        Amount                  Per                Total
------                                        ------                  ---                -----
6/30/07                                      11,870,574               73.4             16,162,786
6/30/08                                      13,196,828               54.9             24,043,271
9/30/08                                      13,069,438               59.4             21,987,902

Historical Revenue
------------------
6/30/07                                         716,070               30.6              2,342,233
6/30/08                                         947,380                2.6             36,433,747

Projected Revenues
------------------
6/30/09                                       4,563,000                5.2             88,399,000
6/30/10                                      68,454,000               37.6            182,043,000
6/30/11                                     221,138,000               59.3            373,120,000

Projected Contribution To Overhead
----------------------------------
6/30/09                                       2,115,000               60.8              3,480,000
6/30/10                                      37,358,000               93.8             39,813,000
6/30/11                                     122,392,000               97.0            126,236,000

